Exhibit 99.6

Emerald Health Therapeutics Signs Letter of Intent to Supply Cannabis to Québec Market

VANCOUVER, British Columbia, April 03, 2019 — Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has signed a letter of intent to supply cannabis to the Société Québécoise du Cannabis (SQDC), Quebec's sole legal distributor of recreational cannabis. Under the agreement, Emerald will supply cannabis to the SQDC from its Québec-based Saint-Eustache facility, Verdélite, as well as from its 50%-owned joint venture, Pure Sunfarms, in Delta, BC. Emerald will fulfill its first supply order in Q2 2019.

"Québec's population of 8.4 million is a sizable market and we are pleased to be able to offer locally-grown, quality cannabis products to the adult-use consumers throughout the province," said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. "Verdélite is now near completion of the build-out of its 88,000 square foot indoor cultivation facility and has been scaling up production in licensed areas of the operation. We expect to be in full production and to also have nationwide distribution for the recreational market in the months ahead."

Emerald is currently delivering cannabis in Ontario, British Columbia, Yukon, and Newfoundland and Labrador, and has a signed sales agreement with Alberta Gaming, Liquor and Cannabis (AGLC) and is registered by the Saskatchewan Liquor and Gaming Authority (SLGA) to supply cannabis.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed to cultivate in 1.03 million square feet of the first of it's two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. The initial facility has been scaling up production over the last four quarters and will be fully planted in April. Emerald's Verdélite operation in Québec is completing the build out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low-cost cannabidiol (CBD). Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body's endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.

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